Stephen M. Davis
Stephen.Davis@hellerehrman.com
Direct +1 (212) 847-8798
Main +1 (212) 832-8300
Fax +1 (212) 763-7600

January 3, 2008

Via Facsimile and Federal Express

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7410
Attention: Mr. H. Roger Schwall

Re:
Puda Coal, Inc.
Amendment No. 6 to Registration Statement on Form SB-2
Filed April 18, 2007
File No. 333-130380

Form 10-KSB for Fiscal Year Ended December 31, 2006
Filed April 16, 2007
File No. 333-85306

Dear Mr. Schwall:

We are responding to the letter from the Staff of the Securities and Exchange Commission (the “Commission”) to Puda Coal, Inc. (the “Registrant”) dated May 7, 2007 commenting on the above referenced filings. In the package we sent to you via Federal Express today, we have included copies, clean and marked, of the amendment to the Registrant’s registration statement on Form S-1 (the “Registration Statement”) and amendment to the Registrant’s annual report on Form 10-KSB/A (the “Form 10-KSB/A”) made pursuant to your comments, along with this letter for your review. Please note that the Registrant is now filing the Registration Statement on Form S-1 because, as of the date of the new filing, the Registrant is no longer eligible to use Form SB-2.

Before we start detailed discussions to respond to your comments, we respectfully advise the Staff that on September 13, 2007, Shanxi Putai Resources Limited (“Putai”), a wholly owned indirect subsidiary of the Registrant exercised its option to acquire 90% of the total capital stock of Shanxi Puda Coal Group Co., Ltd. (“Shanxi Coal”) pursuant to a Share Transfer Agreement between Putai and the owners of Shanxi Coal, the Zhao brothers. Upon the closing of the acquisition on November 8, 2007, the Operating Agreements (including the Exclusive Consulting Agreement, the Operating Agreement, the Technology License Agreement and the Exclusive Option Agreement) and the Authorization Agreement entered into on June 24, 2005 among Putai, Shanxi Coal and the owners of Shanxi Coal were terminated and, the Registrant’s control over Shanxi Coal was changed from contractual control to equity ownership control. Furthermore, in an effort to greatly enhance its corporate governance practices and procedures, the Registrant appointed three independent directors, Jianfei Ni, Lawrence S. Wizel and C. Mark Tang to the Registrant's board of directors in 2007. Although the Registrant’s CEO, Ming Zhao, remains a director, the majority of the members of the board are now independent directors. The board established an audit committee, compensation committee and nominating and corporate governance committee of the board, all of which are comprised solely of independent directors. The efforts that the Registrant has made to streamline its corporate structure and improve its corporate governance will be discussed in greater details in our responses below.

For your convenience, we have repeated each comment from the Staff’s May 7 letter immediately prior to our response below.

Form SB-2. filed April 18, 2007

General

1.	As necessary, revise the Form SB-2 to conform to changes made to your Form 10-KSB in response to our comments below.

The Registrant has revised the Registration Statement to conform to the changes made to its Form 10-KSB in response to the Staff’s comments below.

2.	Please tell us why you believe that you are eligible to use Form SB-2. In this regard, we refer you to the response letter and to your inquiry regarding your status as a small business filer.

The Registrant believes it was eligible to use Form SB-2 for the Registration Statement filed before May 15, 2007, the day the Registrant was required to include its financial statements for the first fiscal quarter of 2007 into its Registration Statement; however, as described, this issue is now moot.

Summary

Overview, page 5

3.
Expand your discussion to indicate the business reasons for structuring your relationship with Shanxi Coal the way it has been structured and for deciding not to purchase it. As part of that discussion:

•	Discuss Putai’s option to purchase Shanxi Coal;
•	Indicate your intent to exercise that option; and
•	Address the conflict arising from the fact that the Zhaos can compel Puda to exercise the option.

The Registrant respectfully advises the Staff that on September 13, 2007, Putai, a wholly owned indirect subsidiary of the Registrant exercised its option to acquire capital stock of Shanxi Coal and entered into a Share Transfer Agreement with the owners of Shanxi Coal, the Zhao brothers, to acquire 90% of the total registered capital of Shanxi Coal and to terminate the Operating Agreements entered into on June 24, 2005 among Putai, Shanxi Coal and the owners of Shanxi Coal. Upon the closing of the acquisition on November 8, 2007, the Registrant’s control over Shanxi Coal was changed from contractual control to equity ownership control. These transactions have been disclosed on pages 2, 36-38, 63 and F-47 of the Registration Statement. For further details, please refer to the Forms 8-K filed by the Registrant on September 19 and November 15, 2007. The primary reason for increasing the size of the Registrant's board to form a board of which a majority of directors governs (as described above) was to address potential conflicts of interest from a completely independent body. To avoid any possible conflict arising from the timing of the option exercise or the determination to exercise the option, the acquisition of Shanxi Coal was recommended by the Registrant’s Audit Committee, composed solely of independent directors, and was approved by two independent members of the board of directors, who constitute all the independent directors and a majority of the board at that time. The Zhaos did not participate in discussions of the Registrant’s board of directors or vote on the decision to acquire Shanxi Coal. Therefore, the Zhaos did not compel the Registrant to exercise the option.

The business reasons that the Registrant originally structured its relationship with Shanxi Coal as contractual control with an option to acquire all the capital stock of Shanxi Coal have been disclosed on page 38 of Amendment No. 6 to the Registration Statement filed by the Registrant with the Commission on April 18, 2007 (“Amendment No. 6”). In addition, the Registrant has addressed this question in its response letter to the Commission dated March 10, 2006 in response to the Staff’s comment letter dated January 13, 2006 (Comment 37). As disclosed on page 38 of Amendment No. 6 and on page 9 of the Form 10-KSB/A, the Registrant’s relationship with Shanxi Coal was structured in a contractual way because the acquisition price of Shanxi Coal would have to be paid in cash, not stock, if the Registrant had acquired Shanxi Coal in 2005. Chinese law would not have permitted the Registrant to acquire Shanxi Coal by using company stock as acquisition consideration. This would have required a large influx of cash, which was not readily available to the Registrant at the time when the contractual structure was designed. Structured as a contractual relationship, the Registrant could exercise control of Shanxi Coal, while accumulating funds prior to exercising its option to purchase Shanxi Coal.

Additionally, the Registrant supplementally advises the Staff that, at the time this structure was adopted, the Registrant received advice from its advisors that, historically the Chinese government imposed restrictions on direct foreign equity ownership in certain local entities, and that a similar contractual control structure had been adopted by many Chinese companies before they went public in the United States, such as Sina Corp, Shanda Interactive Entertainment Limited, Baidu.com, Inc., 51Job, Inc. and Sohu Com Inc, in order to mitigate governmental restrictions and disturbance on their businesses and operations. The Registrant was advised by its Chinese counsel that each agreement in the contractual structure was valid, binding and enforceable under the Chinese law.

The Registrant has also disclosed the conflict arising from the fact that the Zhaos can compel Puda to exercise the option on page 16 of Amendment No. 6 and on page 32 of the Form 10-KSB/A under the heading “Our principal stockholders have significant control over the company and may have conflicts of interest with the company.”

The Registrant supplementally advises the Staff that its Audit Committee and the independent members of the board of directors determined that it was in the best interests of the Registrant and its shareholders to exercise the option. The exercise of the option will have positive impacts on the Registrant’s operations, as control through equity ownership as opposed to the contractual arrangements will create a higher degree of certainty and clarity in the Registrant’s corporate structure, and the Registrant’s ability to receive economic benefits from Shanxi Coal will no longer depend on the performance and enforceability of the Operating Agreements.

4.
We note that you may bring any dispute arising from the operating agreements before the China International Economic and Trade Arbitration Commission for arbitration. Please discuss in some detail the type of relief that you may seek in such proceedings, particularly given that Ming Zhao and Yao Zhao are the owners of Shanxi Coal and affiliates of the issuer.

As described in response to comment 3 above and on pages 2, 36-38, F-47 and 63 of the Registration Statement, all of the Operating Agreements (including the Exclusive Consulting Agreement, the Operating Agreement, the Technology License Agreement and the Exclusive Option Agreement) were terminated on November 8, 2007 in connection with the closing of the acquisition by Putai of 90% of the total registered capital of Shanxi Coal. The Operating Agreements appointed China International Economic and Trade Arbitration (“CIETAC”) as the dispute resolution mechanism and these agreements were governed by PRC law. In the event of a breach of the agreements, the Registrant would have remedies under PRC Contract Law and Company Law.

According to Chapter VII of PRC Contract Law, remedies for breach of contract include specific performance, payment for damage, and corrective measures. In addition, under the Technology License Agreement, Shanxi Coal expressly acknowledged that the licensed technology was trade secret of Putai, the disclosure of which would cause substantial harm to Putai that could not be remedied by payment of damages alone and Putai would be entitled to preliminary and permanent injunctive relief and other equitable relief for any breach of this agreement. If the Registrant brought an arbitration petition to CIETAC, CIETAC would be able to render an arbitration award that grants one or more forms of relief discussed above. If the breaching party did not voluntarily comply with the arbitration award, the other party could seek enforcement of the award in a Chinese court.

The Registrant has revised the disclosure on pages 38 of the Registration Statement and on pages 8 of the Form 10-KSB/A accordingly.

The Registrant acknowledges that currently Mr. Ming Zhao is the CEO of the Registrant and, in determining whether the Registrant should bring an arbitration petition in the event of a breach of contract by Shanxi Coal, which was 100% owned by Ming Zhao and his brother Yao Zhao (but is now only 10% owned by the Zhaos), Mr. Ming Zhao may act in self-interest and against the interest of other shareholders of the Registrant. See the disclosure on page 8 and the risk factor disclosure on pages 31 of the Form 10-KSB/A under the heading “Our principal stockholders have significant control over the company and may have conflicts of interest with the company.” In this regard, the Registrant understands that it is a Florida corporation and its directors and officers are subject to the fiduciary duties under the Florida Business Corporation Act. Putai is subject to the Company Law of the PRC, including Article 59 thereof which requires that directors, supervisors and managers shall faithfully perform their official duties and protect their company’s interests.

Risk Factors, page 6

5.	Please discuss the risks associated with having only one director who also performs the roles of chief executive officer and president.

The Registrant respectfully advises the Staff that the Registrant has added three independent directors to the board of directors, Messrs. Jianfei Ni, Lawrence S. Wizel and C. Mark Tang. Please see the Forms 8-K filed by the Registrant on July 6, August 9, and October 9, 2007 respectively. The Registrant has added required information on the three new independent directors on pages 68-69 of the Registration Statement.

Certain Relationships and Related Party Transactions, page 31

6.
We note that you acquired the New Shanxi Liulin Jucai Plant and the New Zhongyang Plant from Resources Group and that Resources Group loaned you the funds to finance the acquisition. The loan is collateralized by the acquired properties. Please expand to discuss in some detail the circumstances in which the properties are revertible to Resources Group.

The Registrant has expanded the above referenced disclosure on pages 78 and 80 of the Registration Statement and on page 54 of the Form 10-KSB/A to disclose that Shanxi Coal pledged the land-use rights, plant and equipment of the plants to Resources Group until such time when the purchase price and interest thereon are fully paid by Shanxi Coal to Resources Group. Pursuant to the conveyance agreements under which the Registrant acquired the New Shanxi Liulin Jucai Plant and the New Zhongyang Plant, the purchase price paid by Shanxi Coal to Resources Group, which totals $13,000,000, should be amortized over ten years from December 31, 2005 and bear interest at a rate of 6% per annum payable quarterly. If Shanxi Coal fails to pay the principal and interest of the purchase price of the new plants financed by Resources Group in full when due, the properties acquired by Shanxi Coal, which have been pledged to Resources Group as a collateral, are revertible to Resources Group.  The conveyance loans financing the acquisitions are subordinated to the convertible notes issued by the Registrant to the investors in the November 2005 private placement. Payments by Shanxi Coal to Resources Group under the conveyance loans may not be accelerated while the Registrant has obligations of principal or interest outstanding to investors under the convertible notes, nor may Shanxi Coal make payments under the conveyance loan if the Registrant is in default to the investors under the notes.

7.
If Resources Group paid the tax liabilities of its affiliates prior to December 31, 2004, clarify why (i) Shanxi Coal made payments to Resources Group for payments of taxes in the years ended December 31, 2004 and 2005; and (ii) Resources Group paid Shanxi Coal’s VAT in April 2005.

The Registrant advises the Staff that the above referenced tax payments of Shanxi Coal were all incurred in 2004. By an agreement entered into between Shanxi Coal and Resources Group on April 25, 2005, Resources Group agreed to bear all the potential tax liabilities and pay taxes of Shanxi Coal with retrospective effect with respect to all periods from Shanxi Coal’s establishment on June 7, 1995 to December 31, 2004. This arrangement has been approved by the China Tax Bureau. The payments from Shanxi Coal to Resources Group in 2005 were reimbursement of the income taxes and VAT paid by Resources Group for Shanxi Coal for the taxes incurred by Shanxi Coal in 2004. The Registrant has revised the relevant disclosure on page 77 of the Registration Statement to provide the clarification.

Description of Business, page 33

8.
Provide a more detailed discussion, under separate headings, of the terms of the three Operating Agreements. Regarding the Consulting Agreement, explain the nature of consulting services to be provided. In this regard, we note that the Zhaos have common control of both parties and thus would appear to be providing consulting services to themselves.

The Registrant has revised the above referenced disclosure on pages 36-38 of the Registration Statement and on pages 7-9 of the Form 10-KSB/A to provide the more detailed discussion shown below under separate headings for each of the four Operating Agreements, has described the consulting services in more detail, and has described the conflict involving the Zhaos. Please note that upon the closing of the acquisition of Shanxi Coal on November 8, 2007, the Registrant terminated the Operating Agreements as such agreements were no longer necessary.

“Our operations are conducted exclusively through Shanxi Puda Coal Group Co., Ltd., a PRC limited liability company (“Shanxi Coal”). Prior to November 8, 2007, when our indirect wholly owned subsidiary Putai acquired 90% of the total capital stock of Shanxi Coal, Shanxi Coal was wholly owned by our Chief Executive Officer, Ming Zhao (80%) and his brother Yao Zhao (20%), who is a manger of the coal washing plants of Shanxi Coal. Both Ming Zhao and Yao Zhao are PRC citizens. Prior to the acquisition of Shanxi Coal by Putai effective on November 8, 2007, Puda did not have a direct equity interest in Shanxi Coal; however, through the Operating Agreements, our wholly owned subsidiary Putai managed and controlled the operations of Shanxi Coal and received all of the economic benefits of Shanxi Coal and bore all of the risks derived from Shanxi Coal’s operations. Through the Operating Agreements, Putai was entitled to receive 100% of the net income of Shanxi Coal, and Putai guaranteed the performance of all contracts, agreements and transactions executed by Shanxi Coal and related to Shanxi Coal’s business. The Operating Agreements consisted of the (i) Exclusive Consulting Agreement, (ii) Operating Agreement, (iii) Technology License Agreement, and (iv) Exclusive Option Agreement, each entered into on June 24, 2005. These agreements were filed with the SEC on July 18, 2005 as exhibits to a Form 8-K. Putai is a wholly foreign owned enterprise (“WFOE”) under Chinese laws. Putai’s capital stock is 100% directly owned by BVI, an International Business Company incorporated in the British Virgin Islands. BVI is a wholly-owned subsidiary of Puda Coal.

(i) Exclusive Consulting Agreement.

Under the Exclusive Consulting Agreement between Putai and Shanxi Coal, Putai agreed to provide business consulting services to Shanxi Coal as its exclusive business consulting services provider and in turn, received 30% of Shanxi Coal’s net income for each fiscal year. The business consulting services included (1) providing consulting services on Shanxi Coal’s businesses, (2) providing business consulting on management, marketing, and business planning, (3) training of management personnel, and (4) providing other business consultation and services that Shanxi Coal may reasonably request. Any intellectual property developed under this arrangement would become the property of Putai. This agreement had a term of 10 years and could be automatically renewed for an additional 10 years or any other renewal term unless terminated. During the initial or renewal term, this agreement could not be terminated by Shanxi Coal. It could be terminated by Putai at any time with a 30-day notice.

(ii) Operating Agreement.

Under the Operating Agreement among Putai, Shanxi Coal, Ming Zhao and Yao Zhao, Putai agreed to guarantee the performance of contracts, agreements and transactions executed by Shanxi Coal and, in return, Putai would receive 50% of Shanxi Coal’s net income for each fiscal year. Net income was calculated in accordance with U.S. GAAP based on Shanxi Coal’s financial statements as reviewed or audited by the Registrant’s auditors. Pursuant to the Operating Agreement, Shanxi Coal, together with Ming Zhao and Yao Zhao, agreed to not conduct any transaction which may materially affect Shanxi Coal’s assets, obligations, rights or business without prior written consent of Putai, and to appoint personnel recommended by Putai as the management of Shanxi Coal. This agreement had a term of 10 years and could be automatically renewed for an additional 10 years or any other renewal term unless terminated. During the initial or renewal term of the agreement, the agreement could not be terminated by Shanxi Coal or by Ming Zhao or Yao Zhao in their individual capacities as parties to the agreement. It could be terminated by Putai at any time with a 30-day notice. The option was exercised by Putai on September 13, 2007 and on November 8, 2007 Putai acquired 90% of the registered capital of Shanxi Coal.

(iii) Technology License Agreement.

Under the Technology License Agreement between Putai and Shanxi Coal, Putai granted to Shanxi Coal a non-exclusive, world-wide, revocable license to the water supported jig washing methods for the purpose of using, designing, developing and manufacturing derivative products, providing services by applying derivative products, or selling or otherwise distributing derivative products in the coal crushing, preparation and cleaning markets. Shanxi Coal was authorized to sub-license to any third party, provided that a prior written approval from Putai was obtained and a royalty sharing agreement was reached between Shanxi Coal and Putai for such sub-license. As royalty payments, Shanxi Coal agreed to pay Putai $50,000 within 30 days after the execution of this agreement and 20% of Shanxi Coal’s net income for each fiscal year. Net income was calculated in accordance with U.S. GAAP based on Shanxi Coal’s financial statements as reviewed or audited by the Registrant’s auditors. This agreement did not have a fixed term. Shanxi Coal could not terminate this agreement and Putai had the right to terminate the agreement at any time with a 30-day notice.

(iv) Exclusive Option Agreement

Under the Exclusive Option Agreement among Putai, Shanxi Coal, Ming Zhao and Yao Zhao, Ming Zhao and Yao Zhao, then holders of all of the registered capital of Shanxi Coal, granted Putai an irrevocable, exclusive right and option to acquire all of the registered capital of Shanxi Coal at Putai’s sole and absolute discretion for a purchase price equal to the actual capital contributions paid in by the holders of the registered capital of Shanxi Coal. The amount of the registered capital of Shanxi Coal as of the date of the Exclusive Option Agreement totaled RMB22,500,000 ($2,717,000). This agreement had a term of 10 years and could be automatically renewed at Putai’s election for an additional 10 years or any other renewal term. During the original or renewal term, Shanxi Coal and the Zhaos in their individual capacities as parties to the agreement could not terminate the agreement, but Putai had the right to terminate the agreement at any time with a 30-day notice.

Putai was further authorized by an Authorization from Ming Zhao and Yao Zhao dated June 24, 2005 to exercise all of the voting rights of the holders of the registered capital of Shanxi Coal and to act as the representative for such holders in all matters respecting Shanxi Coal’s registered capital, including but not limited to, (i) appointment of Putai as the duly authorized representative of such holders, (ii) participation in the meeting of the holders and voting of the registered capital of Shanxi Coal, (iii) appointment of Shanxi Coal’s directors, and (iv) audit of the financial information of Shanxi Coal. This authorization had a term of 20 years, and within 3 months prior to the expiration of the original term, Putai could elect to renew the authorization for an additional 20 years or any other renewal term.

Prior to the acquisition of Shanxi Coal by the Registrant through Putai, although Puda did not own Shanxi Coal, under accounting principles generally accepted in the United States of America, or U.S. GAAP, Shanxi Coal was included in Puda’s consolidated financial statements because its contractual arrangements with Puda provided Puda with the risks and rewards associated with equity ownership and granted Puda control over Shanxi Coal.

Additionally, the Registrant advises the Staff that the full detailed nature and scope of the business consulting services provided by Putai to Shanxi Coal is specified in Appendix 1 to the Exclusive Consulting Agreement, which was filed as Exhibit 10.3 to a Form 8-K filed by the Registrant on July 18, 2005 and that exhibit is incorporated by reference into the Registration Statement and the Form 10-KSB/A. As discussed in response to Comment 3, the Exclusive Consulting Agreement was an integral part of the overall contractual structure of the Registrant, and was for the purpose of achieving control of the economic benefits of Shanxi Coal without establishing a direct equity ownership in a Chinese entity.

Intellectual Property, page 48

9.	Please provide us with supporting documentation establishing Putai’s proprietary right to the water supported jig washing technology.

The water supported jig washing technology is know-how of Putai and protected by trade secrets law in China. In China, there is no ownership document for know-how that is comparable to the document for a patent or trademark registration. We have added disclosure on page 25 of the Form 10-KSB/A, in the risk factor titled “We do not have any registered patents or other intellectual property and we may not be able to maintain the confidentiality of our processes,” to state that the important technology that Shanxi Coal licenses from Putai under the Technology License Agreement is not patented. The Registrant supplementally advises the Staff that, similar to the Consulting Agreement, the purpose of the Technology License Agreement was also to establish contractual control of the Registrant over Shanxi Coal without equity ownership. Although the Technology License Agreement was terminated on November 8, 2007 when the Putai acquired 90% of the equity interest in Shanxi Coal, Shanxi Coal is using the technology without the need to pay any licensing fees to Putai.

Executive Compensation

Narrative Discussion of Compensation Table, page 56

10.	We note that you provide information for compensation paid for services provided to Shanxi Coal. Provide comparable information for services provided to Puda Coal.

The Registrant advises the Staff that its officers do not receive any compensation from the Registrant in addition to the compensation they received from Shanxi Coal. As Shanxi Coal is consolidated into the Registrant’s financial statements, the Registrant provided the compensation information of Shanxi Coal in the Registration Statement. The Registrant has clarified the disclosure on page 73 of the Registration Statement and on page 50 of the Form 10-KSB/A accordingly.

11.	Please describe in more detail the efforts and achievements of the named officers that resulted in the award of compensation at the disclosed levels. See Release No. 33-8732A.

The Registrant advises the Staff that, the level of its executive compensation is guided by the following two principles: (i) attract and retain talented executive personnel by providing competitive compensation opportunities; and (ii) directly link compensation to company performance. It is important for the Registrant to attract and retain talented executive personnel by paying them a salary at a level comparable to the market. Offering a competitive salary is designed to provide executive personnel with the benefits of compensation that is comparable to what they would receive from other comparable U.S. public companies based in China. In determining its compensation level, the Registrant has reviewed the compensation information of other U.S. public companies based in China. The Registrant used Sorl Auto Parts, Inc. and General Steel as the benchmarks in determining its executive compensation. The Registrant chose them as benchmarks because their sales revenues are comparable to those of the Registrant, they are U.S. public companies with substantially all business operations and assets in China, and their executive officers are Chinese citizens just like the Registrant’s. In addition, General Steel is in a related industry to the industry of the Registrant. General Steel paid its CEO a base salary of $75,342 and $73,320 in 2006 and 2005, respectively and paid its CFO a base salary of $22,603 and $14,664, in 2006 and 2005, respectively. Sorl Auto Parts, Inc., another company the Registrant used as compensation benchmark, paid its CEO and CFO a base salary of $50,000 and $20,000, respectively, in 2006. The Registrant set the salaries for its CEO and CFO to be generally consistent with the salaries paid by these two benchmark companies.

In 2006, the Registrant significantly raised its CEO and CFO salaries to reflect cost of living adjustments and to maintain consistency with other Chinese public companies, such as Sorl Auto Parts and General Steel. The significant salary increase was also due to the substantially increased responsibilities assumed by the CEO and CFO as public company officers after the Registrant completed the reverse merger in June 2005 and its improved results of operations and economic performance in the fiscal year ended December 31, 2006. Net revenue increased 166% from 2005 to 2006 and income from operations increased 148% from 2005 to 2006.

The Registrant has revised the disclosure on pages 71-72 of the Registration Statement and on page 51 of the Form 10-KSB/A accordingly.

The Registrant further advises the Staff that it has established a compensation committee comprised solely of independent directors to determine executive compensation in the future. For details, please refer to the Form 8-K filed on October 25, 2007.

12.
We note a significant difference between the salaries awarded to Ming Zhao and Yao Zhao in 2005 and 2006. Discuss the reasons for the difference in salary levels between both years. Specify the efforts and achievements of the named officers that contributed to the significant increase in salary levels for 2006.

Please refer to our response to Comment 11.

13.
Please discuss in more detail why you believe that your compensation package is “comparable and competitive to similar businesses” in your location. If possible, identify the companies used as benchmark in making the compensation determinations.

Please refer to our response to Comment 11.

Recent Sales of Unregistered Securities, page 59

14.
We note that you have conducted a number of private transactions during the past three years. Some of the transactions have been conducted within a six-month period and appear to involve more than thirty-five purchasers. Please tell us, in reasonable detail, why you believe the transactions were exempt from registration.

The Registrant respectfully advises the Staff that the securities (including the convertible notes and the warrants) issued in the November 2005 private placement were offered and sold only to “accredited investors” in the United States pursuant to Rule 506 of Regulation D or to persons who are not “U.S. persons” as defined in Regulation S under the Securities Act. All shares issued by the Registrant since the November 2005 private placement have been issued to investors in the November 2005 private placement upon the conversion of notes or the exercise of warrants sold in the November 2005 private placement, or as penalty shares issued to investors in the 2005 private placement pursuant to the terms of the Subscription Agreement thereof, and accordingly were offered and sold only to “accredited investors” in the United States or to persons who are not “U.S. persons” as defined in Regulation S under the Securities Act. The securities were offered and sold in reliance on the exemptions from registration afforded under Rule 506 of Regulation D with respect to “accredited investor” transactions and under Regulation S under the Securities Act. The Registrant did not engage in any general advertising or general solicitation in connection with the issuance of any of these securities.

The transactions set forth in the section entitled “Recent Sales of Unregistered Securities” starting on page 82 of the Registration Statement and conducted prior to the November 2005 private placement involved fewer than 35 purchasers in total. The securities were offered and sold in reliance on the exemption from registration afforded under Rule 506 of Regulation D. As noted in the preceding paragraph, all securities issued by the Registrant in the November 2005 private placement and following that private placement were offered and sold only to “accredited investors” in the United States or to persons who are not “U.S. persons” as defined in Regulation S under the Securities Act and, therefore, pursuant to Rule 501(e) of Regulation D and Note 7 of the Preliminary Notes to Regulation D, are excluded from the calculation of the number of purchasers under Regulation D. Accordingly, only the transactions conducted prior to the November 2005 private placement, which transactions, as noted above, involved fewer than 35 purchasers in total, are to be counted in the calculation of the number of purchasers under Regulation D. Each purchaser who was not an accredited investor either alone or with that person’s purchaser representative had such knowledge and experience in financial and business matters that such purchaser was capable of evaluating the merits and risks of the prospective investment, or the Registrant reasonably believed immediately prior to making any sale that such purchaser came within that description. The Registrant provided the purchasers with disclosure of all aspects of its business, including providing the purchasers with its reports filed under the Exchange Act. The Registrant did not engage in any general advertising or general solicitation in connection with the issuance of the securities.

Exhibits and Financial Schedules, page 70.

15.	It does not appear that you have filed as an exhibit a legality opinion relating to the securities being offered for resale. Please file the opinion as an exhibit.

The Registrant's Florida counsel is working on the legality opinion and the Registrant will file it as soon as possible before the Registration Statement becomes effective.

Undertakings, page 72

16.	Please provide the undertaking required by Item 512(g)(2) of Regulation S-B.

The Registrant has provided the undertaking required by Item 512 of Regulation S-K on page 102 of the Registration Statement.

Signature

17.	Please provide the signature of the principal accounting officer or controller.

The Registrant has provided the signature of the principal accounting officer in the Registration Statement.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

General

18.
We note the statement on the cover page: “The Issuer, as a voluntary filer, is not subject to the requirements under Section 13 and 15(d) of the Exchange Act but has been filing all reports required to be filed by those sections for the past 12 months.” Please tell us the basis for the statement. Alternatively, remove the statement and revise, as necessary, other periodic reports containing similar representations.

The Registrant respectfully advises the Staff that the basis for the above referenced statement is the following:

Section 13 of the Securities Exchange Act of 1934, as amended (the “1934 Act”), applies to issuers who have a security registered pursuant to Section 12 of the 1934 Act. The Registrant does not have securities registered under Section 12(b) as it is not listed on any national stock exchange, nor does it have securities registered under Section 12(g) as the Registrant does not have a sufficient number of stockholders to require registration under Section 12(g). As of December 31, 2006, the Registrant had approximately 190 stockholders of record. Therefore, the Registrant is not required to register pursuant to Section 12 of the 1934 Act.

The Registrant filed a registration statement on Form SB-2 in 2002, which became effective in 2003. As a result, according to Section 15(d) of 1934 Act, the Registrant was subject to 1934 Act reporting requirements in 2003. However, such reporting status was automatically suspended in 2004 and in subsequent years, as the Registrant had less than 300 shareholders of record at the beginning of 2004 and continued to have less than 300 shareholders of record at the beginning of 2005, 2006 and 2007. The Registrant filed another Form SB-2 in 2005 for the resale of shares issued in the November 2005 private placement transaction, which has not become effective yet. Hence, the Registrant currently is not subject to 1934 Act reporting requirements under Section 15(d).

The Registrant’s common stock is traded on the Over-The-Counter Bulletin Board (“OTCBB”). OTCBB requires quoted companies to make timely periodical filings. However, the fact that the Registrant is required to file reports under the OTCBB rules does not make the Registrant a “reporting company” for Section 12(g) or Section 15(d) purposes.

Consolidated Statements of Operations, page F-4

19.
It appears that you should include the preference dividend for each year that the amount remains outstanding. Refer to paragraph 61 of FAS 128 and revise your presentation or otherwise explain why you believe your presentation is appropriate under the applicable guidance.

The Registrant has considered paragraph 61 of FAS 128 and revised the presentation by including the preference dividend for each year that the amount remains outstanding. Please refer to the Consolidated Statements of Operations for the year ended December 31, 2006 in the Form 10-KSB/A and in the Registration Statement.

Consolidated Statements of Changes in Stockholders’ Equity, page F-6

20.	Please expand your disclosure within footnote 10 to explain the facts and circumstances surrounding the cashless exercise of placement agent warrants and tell us how you accounted for this exercise.

With a cashless exercise feature, the warrant holders have the option to pay the exercise price of $0.60 not in cash, but by reducing the number of common shares issued by the number of shares necessary (at then current market value) to satisfy the exercise price of the warrants. Upon exercise, the portion of the derivative liability attributable to the exercised placement agent warrants was transferred to equity using the following formula:

Amount of derivative liability - placement agent warrants transferred to equity
=
Number of placement agent warrants exercised / Total outstanding number of placement agent warrants * The remaining derivative placement agent liability.

The Registrant has expanded Note 10 to the 2006 financial statements to include the above information relating to the cashless exercise feature. Please refer to Note 10(b) of the consolidated financial statements for the fiscal year ended December 31, 2006 in the Form 10-KSB/A and in the Registration Statement.

21.
Please reconcile the amount presented as additional paid-in capital for the Derivative conversion feature transferred to equity upon conversion, totaling $3,314, with that presented on page F-21, totaling $3,731. In addition, please expand your disclosure in Note 10 to explain the facts and circumstances surrounding the derivative conversion feature and derivative warrants transferred to equity upon conversion.

A total of $3,314 was the derivative conversion feature transferred to equity in the year 2006, whereas $3,731 was the aggregate derivative conversion feature transferred to equity in the years 2005 ($417) and 2006 ($3,314). The Registrant has revised Note 10 to the 2006 financial statements to make it easier to understand the numbers. Please refer to Note 10(c) to the 2006 financial statements in the Form 10-KSB/A and in the Registration Statement.

Upon conversion or exercise, the pro rata percentage of the amount actually converted/exercised in relation to the total amount convertible/exercisable is multiplied by the remaining derivative liability, and transferred to equity. The Registrant has expanded Note 10 to the 2006 financial statements to include the facts and circumstances surrounding the transfer of derivative conversion feature of the warrants to equity. Please refer to Note 10(a) to the 2006 financial statements in the Form 10-KSB/A and in the Registration Statement.

Controls and Procedures - page 42

22.
You disclose that your certifying officers concluded that your “disclosure controls and procedures were designed to ensure that the information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms and were effective.” Please note that Item 307 of Regulation S-B requires you to disclose your officer’s conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act. The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure. Specifically, the term disclosure controls and procedures also includes controls that are “...designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” Your officer’s conclusion does not state whether your disclosure controls and procedures are effective at accomplishing these items. Please revise your officer’s conclusion to state whether your disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a- 15(e) of the Exchange Act.

The Registrant has revised the above referenced disclosure on page 48 of the Form 10-KSB/A to read as follows: “Based on such evaluation, our principal executive officer and principal financial officer have concluded that as of that date, we had disclosure controls and procedures that are designed to ensure that the information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms, including, without limitation, controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and that such disclosure controls and procedures were effective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act.”

We thank the Staff for its continuing courtesies. If the Staff needs any additional information or has any further questions, please do not hesitate to contact me at 212-847-8798 or my colleagues Jeffrey Marcus at 212-847-8709 or Catherine X. Pan at 212-847-8671.

Sincerely, /s/ Stephen M. Davis Stephen M. Davis

cc:	Jill Davis Jennifer Goeken Carmen Moncada-Terry